Contact

www.linkedin.com/in/sonarshah
(LinkedIn)

Top Skills

Medtech Innovation
Entrepreneurship
Global Health

Sona Shah

CEO & Co-founder of Neopenda | Medtech Innovator | Building the Future of Healthcare Access

Seattle, Washington, United States

Summary

I'm the CEO and Co-founder of Neopenda, where we're on a mission to make healthcare more accessible in emerging markets. At Neopenda, we create innovative medical technologies, like our neoGuard system, that help healthcare providers deliver better care, especially in places where resources are limited. Our goal is simple: make life-saving tech available where it's needed most.

My journey into this space started in Kenya, where I taught primary school for a semester and saw firsthand the struggles of healthcare systems in low-resource settings. That experience, combined with my background in biomedical engineering, led me to co-found Neopenda in 2015. We're passionate about bringing scalable, impactful solutions to countries like Kenya, Uganda, and Ghana, and ultimately, to the next billion people who could benefit from better healthcare.

We're just getting started, and I'm excited about the future—bringing tech-driven healthcare to places where it can make the biggest difference. If you're passionate about global health, innovation, or just want to learn more about what we're up to, feel free to reach out. I'd love to connect!

Experience

Neopenda

CEO, Co-Founder
January 2015 - Present (10 years 4 months)
New York

• Co-founded Neopenda in 2015, leading the creation of an innovative medtech company focused on improving neonatal care in emerging markets
• Pioneered the neoGuard system: Developed and launched a wearable neonatal vital signs monitor, designed to alert clinicians to patient distress in low-resource settings.

• Scaled impact across multiple countries: Expanded operations and distribution of Neopenda products in key African markets, with over 40 hospitals using neoGuard to improve care for thousands of patients.
• Achieved significant revenue growth: Contributed to the company's revenue growth while driving the expansion of Neopenda's impact in emerging markets.
• Innovating for accessibility and paving the way for medtech in emerging markets: Championed the development of affordable, scalable healthcare solutions for underserved populations, transforming how medical technologies are designed, delivered, and adopted in low-resource settings.
• Led fundraising efforts, raising $6M: Successfully raised $6M in funding from grants, investors, and strategic partners to support the scaling of Neopenda's operations and products.
• Recognized in global healthcare networks: Neopenda's work has been featured in the WHO Compendium of Innovative Technologies and the UNITAID Oxygen Landscape Report, highlighting our efforts in transforming healthcare delivery.

TB Alliance

Drug Discovery and Community Engagement Intern

March 2015 - October 2015 (8 months)

Drug discovery:

• Review new research opportunities for anti-tuberculosis drug discovery

• Create a database for several compound classes in lead optimization

Community engagement:

• Create a pediatric tuberculosis toolkit including a video, presentation, and full curriculum with activities to educate children and their families about risk factors, prevention of, and treatment of childhood tuberculosis in high burden countries

Columbia University in the City of New York

Graduate Researcher, Point of Care Diagnostics in Molecular and Microscale Bioengineering Lab

September 2014 - October 2015 (1 year 2 months)

New York, New York

• Determine a suitable positive control for a point-of-care low-cost microfluidic device (mChip) for diagnosis of HIV and Syphilis with the ultimate goal of improving the health of people in developing countries

Eli Lilly and Company

Engineer/ Technical Services Representative

June 2012 - August 2014 (2 years 3 months)

• Served as lead investigator and researcher for all engineering and technical support for the buffer and media makeup area in the BR&D pilot plant
• Created a database using Access ® to store all buffer formulations, which enhanced the technical transfer process between multiple groups
• Designed and executed multiple technical studies to improve the technical transfer process and reduce cost
• Provided on-the-floor technical support and leadership to cell culture operations staff, acting as the main operations contact to other technical resources leading to the production of Bulk API for development and clinical trial purposes
• Spearheaded a knowledge management website that allows for cross-functional collaboration and knowledge retention
• Helped with engineering recruiting efforts at Georgia Tech and interviewing process

Eli Lilly and Company

Engineering Summer Intern

May 2011 - August 2011 (4 months)

• Automated a purification step and analyzed the potential use of buffer concentrates to improve productivity

Research Experience for Undergraduates

Undergraduate Research Assistant

May 2009 - August 2009 (4 months)

University of Central Florida

• Analyzed Adatom Self- Diffusion Barriers using model potentials under Talat Rahman, Ph.D and Handan Yildirim, Ph.D

Education

Columbia University in the City of New York

Master's Degree, Biomedical Engineering · (2014 - 2015)

Georgia Institute of Technology

Bachelor's Degree, Chemical Engineering · (2008 - 2011)